UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63408/December 2, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14108

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IN THE MATTER OF   :
                                                    :
ANIMATRIX, INC.,   :
APEX RESORTS CORP.   :
  (N/K/A WEST HAWK DEVELOPMENT CORP.),   :   ORDER MAKING FIND-
APOLLO CAPITAL GROUP, INC.,   :   INGS AND REVOKING
ARTIBLES, INC.,   :   REGISTRATIONS BY
ASCHE TRANSPORTATION SERVICES, INC.,   :   DEFAULT
ASIA SUPERNET CORP.,   :
ASSEMBLY & MANUFACTURING SYSTEMS, INC.,   :
and AZUL HOLDINGS, INC.   :

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        The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on November 4, 2010. The OIP alleges that the eight Respondents have securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16. All Respondents were served with the OIP.

        Respondents are in Default because they did not file an Answer, participate in the telephonic prehearing conference on November 30, 2010, or otherwise defend the proceeding. I find the allegations in the OIP to be true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

        Animatrix, Inc. (Animatrix), Central Index Key (CIK) No. 1162239, is a permanently revoked Nevada corporation located in Kent, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Animatrix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on November 21, 2001, which reported a net loss of $1,750 from April 7, 2001, to September 30, 2001.

Apex Resorts Corp. (n/k/a West Hawk Development Corp.) (Apex Resorts), CIK No. 919237, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Apex Resorts is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR registration statement on February 18, 1994, which reported a deficit of over $2 million (Canadian) for the nine months ended October 31, 1993. Since this filing, Apex resorts has filed a Form 6-K on February 21, 1995, and two amendments to the Form 20-FR, the most recent on August 5, 1994. As of October 29, 2010, Apex Resorts's stock (symbol "WHDCF") was traded on the over-the-counter markets.

Apollo Capital Group (Apollo Capital), CIK No. 1289817, is a revoked Nevada corporation located in New Westminster, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Apollo Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on May 11, 2004, which reported a net loss of $175,357 from its inception on September 17, 1996, to October 31, 2003.

Artibles, Inc. (Artibles), CIK No. 1126215, is a dissolved Michigan corporation located in Grand Rapids, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Artibles is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $34,476 for the prior three months.

Asche Transportation Services, Inc. (Asche Transportation), CIK No. 927809, is a void Delaware corporation located in Shannon, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Asche Transportation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss of over $3.99 million for the prior nine months. On December 22, 2000, Asche Transportation filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, No. 00-74125, which was terminated on January 26, 2010, and reopened on October 18, 2010.

Asia SuperNet Corp. (Asia SuperNet), CIK No. 4165, is a dissolved Colorado corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Asia SuperNet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $812,554 since the company's May 12, 1999, inception.

Assembly and Manufacturing Systems Corp. (Assembly), CIK No. 98583, is a Utah corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Assembly is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1997, which reported no net income or revenues for the prior twelve months.

Azul Holdings Inc. (Azul), CIK No. 721080, is a void Delaware corporation located in Boulder, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Azul is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $1.16 million for the prior six months. As of October 29, 2010, the company's stock (symbol "AZUL") was traded on the over-the-counter markets.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission on Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

Based on the facts and law set forth above, Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Animatrix, Apex Resorts, Apollo Capital, Artibles, Asche Transportation, Asia SuperNet, Assembly, and Azul is both necessary and appropriate for the protection of investors.

Order

I ORDER that the registration of each class of registered securities of Animatrix, Inc., Apex Resorts Corp. (n/k/a West Hawk Development Corp.), Apollo Capital Group, Artibles, Inc., Asche Transportation Services, Inc., Asia SuperNet Corp., Assembly and Manufacturing Systems Corp., and Azul Holdings Inc. is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge